Exhibit 12

AMERICAN TOWER CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in thousands):

						Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$421,487	$556,025	$506,895	$701,294	$541,749	$454,423
Add:
Interest expense (1)	251,291	247,504	313,328	403,150	459,779	290,282
Operating leases	82,522	90,001	109,817	125,706	148,573	96,554
Amortization of interest capitalized	2,751	2,819	2,218	2,315	2,406	1,235

Earnings as adjusted	758,051	896,349	932,258	1,232,465	1,152,507	842,494

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense (1)	251,291	247,504	313,328	403,150	459,779	290,282
Interest capitalized	495	1,011	2,096	1,926	1,817	1,272
Operating leases	82,522	90,001	109,817	125,706	148,573	96,554

Fixed charges	334,308	338,516	425,241	530,782	610,169	388,108
Dividends declared on preferred stock	—	—	—	—	—	4,375

Combined fixed charges and preferred stock dividends	334,308	338,516	425,241	530,782	610,169	392,483

Excess in earnings required to cover fixed charges	$423,743	$557,833	$507,017	$701,683	$542,338	$454,386

Ratio of earnings to fixed charges (2)	2.27	2.65	2.19	2.32	1.89	2.17
Excess in earnings required to cover combined fixed charges and preferred stock dividends	$423,743	$557,833	$507,017	$701,683	$542,338	$450,011

Ratio of earnings to combined fixed charges and preferred stock dividends	2.27	2.65	2.19	2.32	1.89	2.15

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes, income on equity method investments, fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts and premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.